Computer Sciences Corporation Donald G. DeBuck Vice President and Controller

September 6, 2007 Mr. Mark Kronforst Accounting Branch Chief Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	Computer Sciences Corporation Form 10-K for Fiscal Year Ended March 31, 2007 Filed June 13, 2007 File No. 001-04850

Dear Mr. Kronforst:

We have received the Staff’s letter dated August 22, 2007, with follow-up comments on the subject filing. Attached is our detailed response. Please let me know if you have any questions or comments.

Sincerely yours, /s/Donald G. DeBuck
Donald G. DeBuck
cc: Tim Lovoy, Deloitte & Touche
Corporate Office 2100 East Grand Avenue El Segundo, California 90245 310.615.1686 Fax 310.322.9766 ddebuck@csc.com

RESPONSE TO COMMENT

Form 10-K for the Year Ended March 31, 2007

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 13 – Commitments and Contingencies, page 103

1.
Comment:  Provide us with a more comprehensive analysis of your compliance with paragraph 65 of SOP 81-1 as it relates to the claims discussed in your response to our prior comment.  As part of your response, expand your analysis under paragraph 65(b) and (d) as follows:

•	Tell us how you concluded that the additional costs were unforeseen and not the result of deficiencies in your performance; and
•	Describe the objective and verifiable evidence that supports your claims.

Response to Comment 1:
The Commission’s comment predominantly addresses two contracts with the U.S. Government.  The first contract, which forms the basis of 14 of CSC’s claims, was awarded on December 29, 1999.  The purpose of the procurement and resulting contract was to modernize certain of the Army’s business processes through the use of a world-class commercial off the shelf solution and the adoption by the Army of associated best commercial business practices and processes.  The contract was also predicated on a partnering model between the Government and the contractor that required the cooperation of the Government and its performance of certain functions consistent with its adoption of a commercial model.  Thus, CSC entered into performance of the contract fully anticipating that both parties would perform in a manner consistent with the terms of the contract.

Beginning 2003, the Government’s delays, changes and contractual breaches had repercussions on the costs of CSC’s performance:  The Government delayed critical milestones; it retreated from the commercial model; it demanded out of scope work; and it did not perform efforts for which it was responsible under the contractual partnering model and demanded that CSC perform them instead.  Because of these delays, changes and breaches, CSC experienced negative cost impacts in staffing, equipment, facilities, sustainment of legacy systems, and other related areas of the contract.  In a succession of letters from CSC, beginning in September 2003, the Government was put on notice that CSC would seek equitable adjustment to the contract price and contract terms if contract issues could not be resolved.  In the meantime, notwithstanding the Government’s breaches and delays, CSC was obligated under applicable federal acquisition law to continue performance as directed by the Government.  To have refused to perform would have placed CSC at risk for a termination for default under the applicable provisions of the Federal Acquisition Regulation.

Because the additional costs incurred by CSC arose directly and solely from these unforeseen Government-caused delays, changes and breaches, the Company satisfies the conditions in paragraph 65(b) of Statement of Position (“SOP”) 81-1.

With regard to the accumulation of costs, as a federal government contractor subject to the Federal Cost Accounting Standards, CSC collects costs in accordance with its accounting systems which are subject to annual audit by the Defense Contract Audit Agency (DCAA) and have been determined by DCAA to be adequate.  The costs associated with this contract and the claims were collected in these DCAA-audited accounting systems and, therefore, are objective and verifiable.

In the summer of 2004, in anticipation of negotiations with the Government (see the description of negotiations set forth below in response to Comment 2), CSC established an extensive library to document CSC’s and the Government’s actions under the contract and assemble the evidence supporting CSC claims.  The library comprises a collection of CSC and/or Government authored contractual communications, briefings, e-mails, Government business-case analyses, technical documentation, and the report of independent experts, all of which is in support of CSC claims.  The library has been made available to and has been relied on by CSC's internal and external counsel as well as the Company’s internal claims support team and management.

Consequently, the Company’s cost accumulation systems and its extensive library of documentation satisfy the conditions of paragraph 65(d) of SOP 81-1; namely, “The evidence supporting the claim[s] is objective and verifiable, not based on managements “feel” for the situation or on unsupported representations.”

CSC engaged outside counsel from one of the leading firms in federal procurement law to review and evaluate the facts that formed the basis of CSC’s claims and assist in the preparation of the claims.  To verify its position, CSC requested that the firm analyze whether the first two conditions of paragraph 65 of Statement of Position (“SOP”) 81-1 were satisfied with respect to CSC’s assertions of Government breaches of the contract, Government-caused delays and disruption to CSC’s performance of the contract, and unanticipated additional work performed by CSC under the contract.  (Paragraph 65(a) provides, “[t]he contract or other evidence provides a legal basis for the claim; or a legal opinion has been obtained, stating that under the circumstances there is a reasonable basis to support the claim.”  Paragraph 65(b) states that, “[a]dditional costs are caused by circumstances that were unforeseen at the contract date and are not the result of deficiencies in the contractor’s performance.”)  The firm issued its opinion that CSC’s position met the criteria of paragraph 65 (a) and (b) of SOP 81-1 on April 22, 2005, and has reiterated that opinion as recently as April 12, 2007, and orally confirmed its continued validity to CSC after the firm’s review of the Government’s denial of claims and counterclaim.

The other contract with which the remaining claim is associated was awarded to a CSC-controlled entity (herein referred to as “CSC” or the Company”) on July 31, 2001, to modernize an agency’s information technology infrastructure and deliver specific categories of related services.  The contract obligated the Government to provide various categories of Government property, including facilities critical to CSC’s performance.  However, the Government delayed and disrupted CSC’s performance by its late delivery of the facilities.  In addition, the Government required unanticipated additional work because of a substantial increase in the number of equipment closets into which CSC was to install equipment beyond the amounts upon which CSC’s proposal and a subsequent contract modification were based.  Because of these delays, changes and breaches, CSC experienced negative cost impacts to its staffing, equipment, facilities and other related areas of the performance.  As in the case of the other contract addressed above, CSC was obligated under applicable federal acquisition law to continue performance as directed by the Government, notwithstanding the Government’s breaches and delays.  To have refused to perform would have placed CSC at risk for a termination for default under the applicable provisions of the Federal Acquisition Regulation.

Consequently, the additional costs incurred by CSC arise directly and solely from these unforeseen Government-caused delays, changes and breaches and the Company satisfies the condition in paragraph 65(b) of Statement of Position (“SOP”) 81-1, “[a]dditional costs are caused by circumstances that were unforeseen at the contract date and are not the result of deficiencies in the contractor's performance.”

With regard to the accumulation of costs, the same DCAA audited accounting systems used in the other contact were used by CSC for this contract.  The costs associated with this contract and the claim were collected in these DCAA-audited accounting systems and, therefore, are objective and verifiable.

A collection of contract and performance related documents was assembled.  It includes the Government’s Request for Proposals, CSC’s proposal, the contract and its modification, contract correspondence, and other CSC and/or Government prepared documentation.  This collection has been made available to and has been relied on by CSC's internal and external counsel as well as the Company’s internal claims support team and management.

Consequently, the Company’s cost accumulation systems and its collection of documentation satisfy the conditions of paragraph 65(d) of SOP 81-1; namely, “The evidence supporting the claim[s] is objective and verifiable, not based on managements “feel” for the situation or on unsupported representations.”

CSC engaged the same firm used for the claims under the other contract to review and evaluate the facts that formed the basis of CSC’s claim and assist in the preparation of the claim.  To verify its position, CSC requested that the firm analyze whether the first two conditions of paragraph 65 of Statement of Position (“SOP”) 81-1 were satisfied with respect to CSC’s assertions of Government breaches of the contract, Government-caused delays and disruption to CSC’s performance of the contract, and unanticipated additional work performed by CSC under the contract.  (Paragraph 65(a) provides, “[t]he contract or other evidence provides a legal basis for the claim; or a legal opinion has been obtained, stating that under the circumstances there is a reasonable basis to support the claim.”  Paragraph 65(b) states that, “[a]dditional costs are caused by circumstances that were unforeseen at the contract date and are not the result of deficiencies in the contractor’s performance.”)  The firm issued its opinion that CSC’s position met the criteria of paragraph 65 (a) and (b) of SOP 81-1 on April 22, 2005, and has reiterated that opinion as recently as April 12, 2007.

For all of the foregoing reasons, CSC has fully complied with the requirements of paragraph 65 of SOP 81-1, including subparagraphs (b) and (d).  It has demonstrated that the additional costs were directly attributable to various Government delays, constructive contractual changes and breaches.  For each contract giving rise to the claims, CSC has used objective and verifiable accounting data from its DCAA-approved accounting systems and contract-related data to support its position and not relied on managements “feel” or unsupported representations.

2. Comment: Please provide the following regarding the claim denial recently received from the Procuring Contract Officer:
•	The amount denied under this contract;
•	The date you received the denial;
•	A reasonably detailed summary of the negotiations between you and the customer prior to receiving the denial;
•	The specific reasons that claims under this contract were denied;
•	A brief summary of your history of resolving such denial claims in the past.

Response to Comment 2:
With regard to the amount of the claims denied under the Army contract and the date on which CSC received the denial, CSC submitted 14 requests for equitable adjustment (REA) to the Army between January and April 2006, which it converted to interest-bearing claims under the Contract Disputes Act on July 14, 2006.  The total for all claims, as filed, is $858.1 million.  The Government denied all 14 claims in a letter dated June 14, 2007, which was received by CSC’s Senior Contract Manager in New Jersey on June 15, 2007.

The negotiation history regarding this contract is extensive.  As discussed in CSC’s response to Comment 1, beginning in September 2003, the Government was put on notice that CSC would seek equitable adjustment to the contract price and contract terms if contract issues could not be resolved.  Negotiation at the contract administration level continued for about a year without resolution.  Thereafter, CSC and the Government agreed to establish a senior level, dedicated negotiation team and enter into negotiations to resolve all outstanding issues.  The team met in New Jersey on October 14, 2004, and continued to meet weekly through the first week of May 2005.  The negotiation team concluded that a global settlement of CSC’s claims as well as restructure of the contract and program was required.

The team’s seven months of negotiations culminated in a global settlement agreement that was signed on May 2, 2005.  The agreement generally provided for resolution of CSC’s claims through, among other terms: recovery of deferred costs; an eight year extension of the contract; and contract reformation, including converting large segments of the contract from fixed price to cost reimbursable.  The agreement was contingent, among other things, upon the Government securing funding and appropriate approval by senior levels of the Army and the Department of Defense.

While awaiting the necessary approvals, CSC and the Government entered into negotiations to amend the contract to reflect contract reformation aspects of the settlement agreement; revised scheduling; handling of changes in functional requirements; and converting the large portions of the contract effort from a fixed price basis to a cost reimbursable basis.  Those changes were memorialized in a series of contract amendments.  Notably, negotiation of continued refinements to the overall statement of work is ongoing and the parties continue to meet and the contract continues to be modified to reflect changes.

With respect to approval of the May 2005 settlement agreement, CSC was generally advised by Government personnel that briefings of the business case supporting approval and funding was progressing.  On November 8, 2005, CSC was advised by a senior Government official that Army funding was “dire” and that the Government could not fund the settlement.  CSC executives promptly met with their Government counterparts to discuss alternate methods for funding the settlement.  Discussions between senior leaders regarding settlement funding continued even after the filing of CSC’s REAs and their conversion to certified claims.

Notwithstanding the constructive results of the prior negotiations and the continuing dialogue between Government and CSC leaders, the Government denied CSC’s claims on June 14, 2007. The denial is fundamentally a litigation document and clearly demonstrates the Government’s move from a settlement posture to a defensive, litigation-based approach consistent with the Army customer’s apparent funding constraints. This is further confirmed by the assignment of a new Government team, one without any program background or involvement, to prepare the denial.

CSC and its external counsel have fully analyzed the Government’s denial.  The denial, among other arguments, asserts that the Government did not delay because there was no firm schedule; the contract requires CSC to perform the work that CSC claims to be extra contractual; and the Government was not required to perform the work effort CSC claims it should have performed.  After a thorough review of the denial and the purported evidence supplied by the Government, CSC vigorously disagrees with the Government’s conclusions both factually and contractually.  It is this dispute that will be litigated.  In stark contrast to CSC’s heavily documented claims’ submission, the Government’s counter-claim was submitted with no verifiable evidence, no citation to any supporting evidence and no explanation of its method for calculating quantum.

With regard to the Company’s previous history of resolving denied claims, it has no relevant history.  As discussed in the Company’s response to comments dated September 1, 2006, employing the formal claims process has been rare in CSC’s history with the Federal government.  The circumstances surrounding the two contracts under which CSC has made its claims are unique in comparison to other Contract Disputes Act claims situations in which CSC has been involved – in terms, among other things, of the nature of the contracts, the nature and extent of the Government actions, and the magnitude of the claims.

For all of the foregoing reasons, CSC’s position under Paragraph 65 of SOP 81-1 remains valid notwithstanding the Government’s denial and counter-claim.  The Government’s denial is contrary to the facts and its counter-claim is unsupported by objective or verifiable evidence.